                                 GRAUBARD MILLER
                              THE CHRYSLER BUILDING
                              405 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10174

FACSIMILE:                                                       DIRECT DIAL:
(212) 818-8881                                                   (212) 818-8638
                                                 March 10, 2006

VIA EDGAR AND FEDERAL EXPRESS
-----------------------------

Mr. John Reynolds
Assistant Director
Office of Emerging Growth Companies
Mail Stop 3561
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

              Re:  Ascend Acquisition Corp.
                   Registration Statement on Form S-1 ("Registration Statement")
                   Filed February 3, 2006
                   File No. 333-131529

Dear Mr. Reynolds:

         On behalf of Ascend Acquisition Corp. (the "Company"), we respond as follows to the Staff's comment letter, dated March 6, 2006, relating to the above-captioned Registration Statement. Please be advised that in addition to responding to the Staff's comments, (i) the Company has decreased the number of
"Insider Units" being purchased by Don K. Rice from 208,334 Insider Units to
166,667 Insider Units (so all corresponding references to shares of common stock and the warrants comprising the Insider Units have also been changed); and (ii)
Mr. Rice has agreed to purchase up to $250,000 of the Company's warrants in the open market at prices not to exceed $0.60 per warrant. We have revised the disclosure in the Registration Statement to indicate the foregoing arrangements.

         Captions and page references herein correspond to those set forth in
Amendment No. 1 to the Registration Statement ("Amendment No. 1"), a copy of which has been marked with the changes from the original filing of the
Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 1 to John Zitko.

         Please note that for the Staff's convenience, we have recited each of the Staff's comments and provided the Company's response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 1 the specific locations in such amendment in which our responses to the Staff's comments are reflected.

Mr. John Reynolds
March 10, 2006

GENERAL
-------

1.   PRIOR TO THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT, THE STAFF
     REQUESTS THAT WE BE PROVIDED WITH A COPY OF THE LETTER OR A CALL FROM THE
     NASD THAT THE NASD HAS NO OBJECTIONS REGARDING THE UNDERWRITING
     COMPENSATION ARRANGEMENTS IN THIS OFFERING.

         We supplementally advise the Staff that the amount of compensation to be allowed or paid to the underwriters is currently being reviewed by the NASD and has not yet been cleared by the NASD at this time. Prior to the effectiveness of the Registration Statement, we will provide you with a copy of the NASD "no-objection" letter or arrange for a call to you from the NASD once the NASD has stated that it has no objections regarding the underwriting arrangements in this offering.

PROSPECTUS COVER PAGE
---------------------

2.   THE 208,334 UNITS TO BE SOLD TO DON K. RICE ARE REGISTERED FOR RESALE.
     PLEASE INCLUDE THEM AS A LINE ITEM AT THE TOP OF THE PROSPECTUS COVER.

         The prospectus cover page currently indicates that the Insider Units are being registered for resale under the Registration Statement. However, since the Insider Units are not saleable by Mr. Rice until after the consummation of a business combination, Mr. Rice has no intention of ever using this prospectus to offer any of the Insider Units for resale - instead, when Mr. Rice does intend to offer the Insider Units for resale, the Company will need to file a post-effective amendment to the Registration Statement to update the information contained therein (at which time a line item would be included at the top of the cover page). Accordingly, we respectfully do not believe any revision to the prospectus is necessary at this time.

3.   PLEASE RECONCILE THE PROCEEDS OF $19,110,000 AND $19,360,004 AT THE BOTTOM
     OF THE COVER PAGE.

         The prospectus cover page currently indicates that $18,110,000 of the net proceeds of the Company's public offering, plus the additional $1,250,004 the Company would receive from the private sale of the Insider Units, totaling
$19,360,004 will be placed in trust. Accordingly, we do not believe any reconciliation is required. However, as indicated above, the amount of proceeds the Company will receive from the private sale of the Insider Units has been reduced to $1,000,002. We have therefore revised the disclosure to indicate that a total of $19,110,002 will be deposited in trust.

4.   PLEASE RECONCILE THE PROCEEDS TO THE COMPANY OF $5.46 WITH ITEM 1.1 OF THE
     UNDERWRITING AGREEMENT.

         The amount of $5.46 indicated on the cover page includes the non-accountable expense allowance of 1% of the gross proceeds of the offering
(or $0.06 per unit) payable to the

Mr. John Reynolds
March 10, 2006

underwriters. The amount of $5.52 indicated in Section 1.1 of the form of underwriting agreement filed as Exhibit 1.1 to the Registration Statement does not include this amount. Instead, for purposes of the underwriting agreement, the non-accountable expense allowance is an additional expense that is contemplated in Section 3.13 of the underwriting agreement. Accordingly, we respectfully do not believe that any revision to the disclosure is necessary.

PROSPECTUS SUMMARY, PAGE 2
--------------------------

5.   WE NOTE YOUR DISCLOSURE THAT YOU WILL "EXPLORE OPPORTUNITIES IN
     INTERNATIONAL MARKETS THAT ARE ATTRACTIVE." PLEASE DISCLOSE THE CRITERIA
     YOU WILL USE TO DETERMINE WHETHER AN INTERNATIONAL MARKET MEETS SUCH
     STANDARD.

         We have revised the disclosure in the section titled "Prospectus
Summary" to indicate that while the Company intends to focus its search on businesses in the United States, it is not bound by any geographic limitation.
Accordingly, should a potential target business be presented to the Company that is located outside of the United States, the Company would be free to explore such an opportunity.

THE OFFERING, PAGE 3
--------------------

6.   WE NOTE YOUR DISCLOSURE THAT THE WARRANTS UNDERLYING THE INSIDER UNITS YOU
     PLAN TO SELL WILL BE EXERCISABLE ON A CASHLESS BASIS AND THAT THE INSIDER
     UNITS WILL NOT BE PLACED IN ESCROW. PLEASE DISCLOSE THE REASONS FOR
     PROVIDING FOR SUCH A CASHLESS EXERCISE AND NOT REQUIRING THE SHARES
     UNDERLYING THE INSIDER UNITS TO BE PLACED IN ESCROW. ADDITIONALLY, PLEASE
     AFFIRMATIVELY DISCLOSE WHETHER WARRANTS WILL BE EXERCISABLE BY INSIDERS
     PRIOR TO THE CONSUMMATION OF A BUSINESS TRANSACTION IN CASES WHERE THE
     COMPANY HAS NOT CALLED FOR REDEMPTION.

         The reason that the Company has agreed that the warrants underlying the
Insider Units will be exercisable on a cashless basis so long as they are held by Mr. Rice or his affiliates is because it is not known at this time whether he will be affiliated with the Company following a business combination. If he is, his ability to sell the Company's securities in the open market will be significantly limited. If he remains an insider, the Company will have policies in place that prohibit insiders from selling the Company's securities except during specific periods of time ("windows"). Even during such a window, an insider cannot trade in the Company's securities if he is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the shares of common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, the Company believes that allowing the holders to exercise such warrants on a cashless basis is appropriate. We have revised the prospectus to reflect the foregoing.

         Supplementally, with respect to why such units would not be placed in escrow, when David Nussbaum of EarlyBirdCapital, Inc. ("EBC") and David Miller
of Graubard Miller first created the SPAC structure in 1992 and 1993, one of the more important goals was to put

Mr. John Reynolds
March 10, 2006

company insiders on the same footing as public investors. Since the insiders pay a nominal amount for the initial shares they receive as part of the organization of the company, the three-year escrow concept was created to make sure that they could not sell their securities until a business combination was completed and the company had continued in existence for a period of time thereafter. The thinking was that, by the three-year anniversary of the effective date of the offering (which would be at least one year after the consummation of a business combination), the company's stock price would reflect whether the insiders had done a successful job in finding a quality target. It was determined that only then should insiders be able to share in the success of the company through the ability to sell their initial shares. With respect to the Insider Units, since
Mr. Rice is paying the same per-unit price that the public investors are paying, he is already on the same footing as public investors and such concerns are not present. Therefore, there is no comparable rationale to hold such units in escrow.

         With respect to whether the warrants held by insiders will be exercisable by them prior to the consummation of a business transaction in cases where the Company has not called the warrants for redemption, please note that the warrants may not become exercisable until after a business combination has been consummated. Accordingly, we respectfully do not believe any revision to the prospectus is necessary.

7.   ADDITIONALLY, PLEASE DISCLOSE IN THIS SECTION AND ELSEWHERE AS APPROPRIATE
     THE CONFLICTS OF INTEREST THAT RESULT FROM MR. RICE'S ABILITY TO INFLUENCE
     THE TIMING OF WARRANT REDEMPTION AS CEO IN LIGHT OF HIS ABILITY TO EXERCISE
     HIS INSIDER WARRANTS ON A CASHLESS BASIS.

         As discussed above in response to comment 6, the Company has allowed for Mr. Rice to exercise his warrants on a cashless basis in order to put him in the same position as public stockholders are. Accordingly, we do not believe that there are any additional conflicts of interest that must be disclosed relating to Mr. Rice's ability to exercise his warrants on a cashless basis.

SUMMARY FINANCIAL DATA, PAGE 8
------------------------------

8.   WE NOTE YOUR DISCLOSURE THAT IT IS YOUR UNDERSTANDING AND INTENTION IN
     EVERY CASE TO STRUCTURE AND CONSUMMATE A BUSINESS COMBINATION IN WHICH "UP
     TO" APPROXIMATELY 19.99% OF THE PUBLIC STOCKHOLDERS MAY EXERCISE THEIR
     CONVERSION RIGHTS AND A BUSINESS COMBINATION WILL STILL GO FORWARD. PLEASE
     PROVIDE THE STAFF WITH A LEGAL ANALYSIS WITH RESPECT TO YOUR ABILITY TO
     STRUCTURE SUCH A TRANSACTION, AS IT APPEARS THAT PARAGRAPHS A AND B TO
     ARTICLE FIFTH OF YOUR AMENDED AND RESTATED ARTICLES OF INCORPORATION WOULD
     REQUIRE YOU TO PROVIDE FOR 19.99% CONVERSION IN CONNECTION WITH EVERY
     BUSINESS COMBINATION STRUCTURED.

         We have revised the disclosure in the prospectus, where appropriate, to remove the phrase "up to" as previously indicated in the Company's filing.
Accordingly, the disclosure in the prospectus now reads that the Company will
"proceed with a business combination only if (i)

Mr. John Reynolds
March 10, 2006

a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination and (ii) public stockholders owning less than 20% of the shares sold in this offering exercise their conversion rights described below. Accordingly, it is our understanding and intention in every case to structure and consummate a business combination in which approximately 19.99% of the public stockholders may exercise their conversion rights and a business combination will still go forward." We therefore believe that no further analysis is necessary.

RISK FACTORS, PAGE 9
--------------------

9.   PLEASE REVISE YOUR FIRST PARAGRAPH TO INDICATE THAT YOU DISCUSS ALL
     MATERIAL RISKS IN THIS SECTION.

         We have revised the first paragraph of the section titled "Risk
Factors" to indicate that we discuss all material risks regarding the offering.

10.  WE NOTE THE STATEMENT IN RISK FACTOR NINE THAT CERTAIN OFFICERS AND
     ADVISORS "`MAY" HAVE CONFLICTS OF INTEREST IN DETERMINING TO WHICH ENTITY A
     PARTICULAR BUSINESS OPPORTUNITY MAY BE PRESENTED." IT WOULD APPEAR FROM THE
     DISCUSSION THAT FOLLOWS THAT SUCH INDIVIDUALS DO IN FACT HAVE CONFLICTS.
     PLEASE RECONCILE.

         We have revised the risk factor to clarify that the above-noted
disclosure relates to additional future conflicts that are not contemplated by such individuals current conflicts.

MANAGEMENT, PAGE 36
-------------------

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 36
-----------------------------------------

11.  IT APPEARS THAT RUSSELL C. BALL, III IS A DIRECTOR OF UNITED AMERICA
     INDEMNITY, LTD., WHICH IS NOT LISTED IN THIS SECTION. IF CORRECT, PLEASE
     DISCLOSE THE DIRECTORSHIP OR ADVISE WHY THE DISCLOSURE IS UNNECESSARY.
     ADDITIONALLY, PLEASE CONFIRM THAT YOU HAVE DISCLOSED ALL OTHER OUTSIDE
     OFFICER POSITIONS AND DIRECTORSHIPS FOR YOUR OFFICERS AND DIRECTORS.

         We have revised the disclosure to indicate that Mr. Ball has served as a director of United America Indemnity, Ltd. since September 2003. We hereby confirm that all other required outside officer positions and directorships have been disclosed.

12.  PLEASE INCLUDE THE AGE OF ARTHUR SPECTOR.

Mr. John Reynolds
March 10, 2006

         We have revised the disclosure in the prospectus to indicate that Mr.
Spector is 65 years old.

CONFLICTS OF INTEREST, PAGE 40
------------------------------

13.  PLEASE EXPLAIN WHETHER THE OFFICERS' AGREEMENT TO PRESENT BUSINESS
     OPPORTUNITIES TO YOU FIRST IS WRITTEN OR ORAL. IF WRITTEN, PLEASE FILE THE
     AGREEMENT.

         The above-referenced agreements are written and are included in the insider letters executed by each of the Company's officers and directors previously filed as Exhibits 10.1 through 10.4 to the Registration Statement.

EXHIBITS
--------

14.  WE NOTE ARTICLE SIXTH OF YOUR CERTIFICATE OF INCORPORATION WHICH STATES
     `PROVISIONS (A) THROUGH (E) [THE BUSINESS COMBINATION PROCEDURES]... MAY
     NOT BE AMENDED DURING THE "TARGET BUSINESS ACQUISITION PERIOD." PLEASE
     PROVIDE A LEGAL ANALYSIS OF WHETHER THE PROVISION ITSELF IS, AS WELL AS
     WHETHER AN AMENDMENT TO THE PROVISION WOULD BE VALID, UNDER DELAWARE LAW.
     PLEASE ALSO PROVIDE DISCLOSURE IN AN APPROPRIATE LOCATION IN THE S-1
     REGARDING THIS PROVISION.

         We have revised the disclosure in the prospectus, where appropriate, to indicate that pursuant to, among other documents, the Company's certificate of incorporation, if a business combination is not consummated within 18 months from the consummation of the initial public offering (or 24 months from the consummation of the initial public offering if certain extension criteria were satisfied), the Company would be forced to liquidate.

         We believe that, based on (i) the disclosure contained in the
Registration Statement, (ii) the Company's Certificate of Incorporation, (iii)
the form of Underwriting Agreement filed as Exhibit 1.1 to the Registration
Statement, (iv) the insider letters between the Company, EBC and each of the
Company's initial stockholders filed as Exhibits 10.1 through 10.4 to the
Registration Statement, (v) the letter agreement from each of the Company's initial stockholders, officers, directors and special advisors filed as Exhibit
10.12 to the Registration statement, (vi) the form of stock certificate filed as
Exhibit 4.2 to the Registration Statement and (vii) the form of Investment
Management Trust Agreement filed as Exhibit 10.5 to the Registration Statement, any attempt to amend the above-noted charter provision and delay distribution of the trust fund cannot succeed. Each of the above referenced documents clearly and explicitly indicates that if a business combination is not consummated within 18 months from the consummation of the initial public offering (or 24 months from the consummation of the initial public offering if certain extension criteria were satisfied), the Company would be forced to liquidate. It is inherent in the disclosure contained in the Registration Statement and each of the above-referenced exhibits that the Company would not amend the above-noted
provision. Specifically, Section 1(i) of the Investment Management Trust
Agreement now provides that the Company

Mr. John Reynolds
March 10, 2006

must liquidate if it has not consummated a business combination within the time periods set forth above and that such section may not be modified, amended or deleted under any circumstances.

         Finally, we are not aware of any provision in the Delaware General
Corporation Law ("DGCL") nor any case in the State of Delaware that specifically indicates that a provision in a company's charter restricting such company's ability to amend a charter provision for a finite, specified period of time is unenforceable. We are not experts on matters of Delaware law; but in the absence of either case law or statutory law, we suspect that one would be able to engage prominent Delaware counsel to provide a "reasoned" opinion supporting either position. The important thing to note is that, in the Company's case, it does not matter if an amendment to the charter would be valid -- we have put into place numerous contractual protections to ensure that, whether or not an amendment to the Company's charter would be valid under Delaware law, the trust fund is still distributed to investors promptly after the 18 or 24 month period.

PART II-ITEM 15:  RECENT SALES OF UNREGISTERED SECURITIES, PAGE II-4
--------------------------------------------------------------------

15.  PLEASE INCLUDE THE PRIVATE PLACEMENT OF 208,334 UNITS TO DON K. RICE
     WHICH WILL TAKE PLACE CONCURRENT WITH THIS OFFERING.

         We have revised the disclosure in Part II - Item 15 to include the private placement of Insider Units to Don K. Rice.

         If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

                                                         Very truly yours,

                                                         /s/ Jeffrey M. Gallant

                                                         Jeffrey M. Gallant

cc:   Don K. Rice
      David M. Nussbaum
      Steven Levine
      Paul D. Broude, Esq.